07020634

HBOS plc

RECEIVED

2007 JAN 29 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 January 2007

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

Exemption

SUPPL

Dear Sir

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1 December to 31 December 2006**.

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

2006.12.01	Transaction in Own Shares
2006.12.01	Director/PDMR Shareholding
2006.12.01	Director/PDMR Shareholding
2006.12.01	Rule 8.3 – EMI Group plc
2006.12.01	Rule 8.3 – ITV plc
2006.12.01	Rule 8.3 – Resolution plc
2006.12.01	Rule 8.3 – Scottish Power plc
2006.12.01	Rule 8.3 – ScottishPwr - replace
2006.12.04	Transaction in Own Shares
2006.12.04	Director/PDMR Shareholding
2006.12.04	Rule 8.3 – Scottish Power plc
2006.12.05	Transaction in Own Shares
2006.12.05	Rule 8.3 – ITV plc
2006.12.05	Rule 8.3 – Resolution plc
2006.12.05	Rule 8.3 – Scottish Power plc
2006.12.05	Director/PDMR Shareholding
2006.12.06	Transaction in Own Shares
2006.12.06	Rule 8.3 – Scottish Power plc
2006.12.06	Director/PDMR Shareholding
2006.12.06	Director/PDMR Shareholding
2006.12.06	Publication of Final Terms
2006.12.07	Transaction in Own Shares
2006.12.07	Halifax Hse Price Index – Nov06
2006.12.07	Rule 8.3 – Scottish Power plc

PROCESSED

JAN 31 2007

THOMSON FINANCIAL

dw 1/29

2006.12.07	Director/PDMR Shareholding
2006.12.07	Cancellation of Shares
2006.12.07	Publication of Final Terms
2006.12.08	Rule 8.3 – Scottish Power plc
2006.12.08	Rule 8.3 – Gallaher Group plc
2006.12.08	Rule 8.3 – Resolution plc
2006.12.08	Director/PDMR Shareholding
2006.12.11	Publication of Final Terms
2006.12.11	Rule 8.3 – Gallaher Group plc
2006.12.11	Director/PDMR Shareholding
2006.12.12	Director/PDMR Shareholding
2006.12.12	Rule 8.3 – EMI Group plc
2006.12.12	Rule 8.3 – Scottish Power plc
2006.12.13	Rule 8.3 – Scottish Power plc
2006.12.13	Rule 8.3 – Gallaher Group plc
2006.12.13	Rule 8.3 – EMI Group plc
2006.12.13	Rule 8.3 – Resolution plc
2006.12.13	Rule 8.3 – iSoft Group plc
2006.12.13	Rule 8.3 – Isotron plc
2006.12.13	Director/PDMR Shareholding
2006.12.13	Director/PDMR Shareholding
2006.12.14	Pre-Close Trading Statement
2006.12.14	Director/PDMR Shareholding
2006.12.14	Rule 8.3 – EMI Group plc
2006.12.14	Rule 8.3 – Isotron plc
2006.12.14	Rule 8.3 – Oryx Intl Gwth Fund
2006.12.15	Rule 8.3 – Gallaher Group plc
2006.12.15	Rule 8.3 – Scottish Power plc
2006.12.15	Director/PDMR Shareholding
2006.12.15	Director/PDMR Shareholding
2006.12.18	Director/PDMR Shareholding
2006.12.18	Rule 8.3 – iSoft Group plc
2006.12.18	Rule 8.3 – Scottish Power plc
2006.12.18	Rule 8.3 – Gallaher Group plc
2006.12.18	Rule 8.3 – Resolution plc
2006.12.18	Publication of Final Terms
2006.12.19	Director/PDMR Shareholding
2006.12.19	Rule 8.3 – Isotron plc
2006.12.19	Rule 8.3 – Scottish Power plc
2006.12.19	Director/PDMR Shareholding
2006.12.19	Holding(s) in Company
2006.12.20	Additional Listing
2006.12.20	Director/PDMR Shareholding
2006.12.20	Director/PDMR Shareholding
2006.12.20	Total Voting Rights
2006.12.21	Rule 8.3 – Scottish Power plc
2006.12.21	Director/PDMR Shareholding
2006.12.21	Rule 8.3 – Resolution plc
2006.12.22	Director/PDMR Shareholding
2006.12.27	Rule 8.3 – Scottish Power plc
2006.12.27	Rule 8.3 – Scottish Power plc

2006.12.27	Director/PDMR Shareholding
2006.12.27	Director/PDMR Shareholding
2006.12.28	Director/PDMR Shareholding
2006.12.28	Rule 8.3 – Scottish Power plc
2006.12.28	Holding(s) in Company
2006.12.29	Director/PDMR Shareholding
2006.12.29	Director/PDMR Shareholding
2006.12.29	Publication of Final Terms

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s - Return of Allotment of 2,114 shares registered on 05.12.2006

Forms 169

Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 23.10.2006
Form 169A(2) - Return by a PLC cancelling or selling or transferring shares from Treasury dated 14.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 03.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 06.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 07.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 10.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 13.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 14.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 15.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 17.11.2006
Form 169(1B) - Return by a PLC purchasing its own shares for holding in Treasury dated 20.11.2006

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

S Paton

pp Kenny Melville
Assistant Company Secretary

HBOS PLC

(Incorporated under the Companies Act 1985
as a public limited company and registered in England and Wales with Registered No. SC218813
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of England and Wales;
(ii) pursuant to the requirements of the Financial Services Authority (the "FSA") or the London Stock Exchange; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	**Period for filing or disclosure**	**Authority**
Memorandum and articles of association	To the registrar of companies on incorporation	Companies Act 1985
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 15 days of the amendment taking effect	Companies Act 1985 Listing Rules
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end	FSA's Disclosure and Transparency Rules ("**DTR**") Companies Act 1985 Listing Rules

Event requiring public filing or disclosure	***Period for filing or disclosure***	**Authority**
	To the registrar of companies within 7 months of the Company's financial year end	
Preliminary announcement of results for the Company's financial year-end	To a RIS as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates.	Listing Rules
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least five years	DTR
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Companies Act 1985 Listing Rules Company's articles of association
Annual return	To the registrar of companies within 28 days of the anniversary of the Company's date of incorporation and annually thereafter within 28 days of the anniversary of the date of delivery of the previous annual return	Companies Act 1985
Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules
All special and extraordinary resolutions of shareholders and resolutions to authorise	To the registrar of companies within 15 days of the passing of the	Companies Act 1985

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
the allotment of securities or the purchase by the Company of its own shares	resolution	
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within one month but in the case of an increase in share capital, within 15 days and to a RIS as soon as possible	Companies Act 1985 Listing Rules
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 15 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	Companies Act 1985
Notice of change of particulars of directors or secretary or any important change in the functions or executive responsibilities of a director	To the registrar of companies within 14 business days of the date of occurrence and to a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	Companies Act 1985 Listing Rules
Notice of change of registered office	To the registrar of companies on occurrence	Companies Act 1985
Change in the Company's name	To a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA	Listing Rules Companies Act 1985
Notice of allotment of shares or securities	To the registrar of companies one month after allotment	Companies Act 1985

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
Notice of purchase of own shares	Proposal to purchase own shares to a RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Share return to be sent to registrar of companies within 28 days of the purchase and notify a RIS as soon as possible	Companies Act 1985 Listing Rules
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	Companies Act 1985
Notification of change of accounting reference date	To a RIS and registrar of companies as soon as possible	Companies Act 1985 Listing Rules
Directors' service contracts	Available for inspection at the registered office during normal business hours Shareholders have a right to request a copy of any director's service contract from the Company	Companies Act 1985
Notification of certain charges over assets of the Company	To the registrar of companies within 21 days of creation of the charge	Companies Act 1985
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer	To a RIS as soon as possible	DTR

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules
Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares	To a RIS as soon as possible	Listing Rules
Any redemption of listed shares	To a RIS as soon as possible and to the registrar of companies within 28 days	Listing Rules Companies Act 1985
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules
Any extensions of time granted for the currency of temporary documents of title	To a RIS as soon as possible	Listing Rules
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules
The result of any issue of equity securities or preference shares or of a public offering	To a RIS as soon as possible	Listing Rules

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
of existing securities or other equity securities		
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing	Financial Services and Markets Act 2000 Listing Rules
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules
Notification of information disclosed in accordance with DTR 5 and section 212 of the Companies Act 1985	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder	Companies Act 1985 DTR

Event requiring public filing or disclosure	Period for filing or disclosure	Authority
	knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of *treasury shares if these cause them* to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue	
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company in accordance with section 324 and section 328 of the Companies Act 1985	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules
Variation and disposals of equity shares under an exemption allowed I the lock-up arrangements	To a RIS as soon as possible	Listing Rules
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code

Regulatory Announcement

Go to market news section

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 01-Dec-06
Number	0416N

HBOS plc announces that on 30 November 2006 it purchased 750,000 of its ordinary shares at a price of 1,044.1300 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 10,282,000 of its ordinary shares in Treasury and has a total of 3,763,896,428 ordinary shares (excluding shares held in Treasury) in issue.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:09 01-Dec-06
Number	0680N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 14,481 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,531,019 shares held by the Trustee.

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:02 01-Dec-06
Number	0766N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

The Company has today received notification that HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
23,221	1044.00p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the HBOS Sharesave Plan(s).

In conclusion, the Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,334,808 shares still held by the QUEST.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:15 01-Dec-06
Number	0996N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	47,273,876	(5.911%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	47,273,876	(5.911%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	400,762	£2.918

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ITV plc
Released	14:22 01-Dec-06
Number	1003N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	ITV plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	48,777,477	(1.254%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	48,777,477	(1.254%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	240,288	£1.123

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2006
Contact name	Kenny Melville
Telephone number	

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:25 01-Dec-06
Number	1008N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,645,112	(2.721%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,645,112	(2.721%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,003,094	£6.260

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	14:31 01-Dec-06
Number	1014N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	30 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,119,473	(1.217%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,119,473	(1.217%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	100,000	£7.610
Sale	508,245	£7.600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ScottishPwr-replace
Released	14:34 01-Dec-06
Number	1013N

FORM 8.3

The following replaces the Rule 8.3 announcement released on 30 November 2006 at 16.36 Number 0317N. A sale of 2,100 ordinary shares was omitted and the resultant holding was incorrectly reported as 18,729,817, which has now been corrected to 18,727,717. All other details remain unchanged and the amended text appears below.

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	29 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,727,717	(1.258%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,727,717	(1.258%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	38,553	£7.543
Sale	38,553	£7.453
Sale	154,400	£7.540
Sale	2,100	£7.540

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 November 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 04-Dec-06
Number	1244N

HBOS plc announces that on 1 December 2006 it purchased 1,000,000 of its ordinary shares at a price of 1,037.9600 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,282,000 of its ordinary shares in Treasury and has a total of 3,762,896,428 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:59 04-Dec-06
Number	1928N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 5,945 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,525,074 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	15:21 04-Dec-06
Number	1968N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	1 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,118,700	(1.217%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,118,700	(1.217%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20	£7.540
Sale	754	£7.535

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	4 December 2006
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 05-Dec-06
Number	2165N

HBOS plc announces that on 4 December 2006 it purchased 500,000 of its ordinary shares at a price of 1,041.1200 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 11,782,000 of its ordinary shares in Treasury and has a total of 3,762,396,428 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- ITV plc
Released	15:22 05-Dec-06
Number	2977N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	ITV plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	4 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	48,877,084	(1.257%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	48,877,084	(1.257%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	99,607	£1.120

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	5 December 2006
Contact name	Kenny Melville
Telephone number	

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:27 05-Dec-06
Number	2979N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	4 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,601,336	(2.715%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,601,336	(2.715%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	17,254	£6.46
Sale	16,980	£6.20
Sale	27,463	£6.23
Sale	16,587	£6.26

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure

	5 December 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	15:34 05-Dec-06
Number	2996N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	4 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,154,998	(1.220%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,154,998	(1.220%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	37,138	£7.490

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Date of Dealing	Number of Shares	Purchase/Sale	Price	Resultant Total	%
30/11/2006	841	Sale	£7.602	18,118,632	1.217%

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:17 05-Dec-06
Number	3053N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 5,865 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,519,209 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 06-Dec-06
Number	3205N

HBOS plc announces that on 5 December 2006 it purchased 750,000 of its ordinary shares at a price of 1,039.9400 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 12,532,000 of its ordinary shares in Treasury and has a total of 3,761,648,542 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	14:31 06-Dec-06
Number	3736N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	5 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,155,913	(1.220%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,155,913	(1.220%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	920	N/A
Transfer in	1,835	N/A

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	6 December 2006
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:18 06-Dec-06
Number	3922N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 6,197 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,513,012 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:23 06-Dec-06
Number	3926N

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Sharesave Plan
HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
BoS Sharesave Plan	1,174	06/12/2006
HBOS Sharesave Plan	22,897	06/12/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,310,737 shares still held by the QUEST.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	17:49 06-Dec-06
Number	4044N

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 300,000,000 Floating Rate Notes due December 2011, ISIN No. XS0277791744

http://www.rns-pdf.londonstockexchange.com/rns/4044n_-2006-12-6.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not

intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Transaction in Own Shares
Released	07:00 07-Dec-06
Number	4042N

HBOS plc announces that on 6 December 2006 it purchased 500,000 of its ordinary shares at a price of 1,048.8100 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, HBOS plc holds 13,032,000 of its ordinary shares in Treasury and has a total of 3,761,148,542 ordinary shares (excluding shares held in Treasury) in issue.

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Company	HBOS PLC
TIDM	HBOS
Headline	Halifax Hse Price Index-Nov06
Released	08:00 07-Dec-06
Number	3952N

Halifax House Price Index

National Index November 2006

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 608.4 Monthly Change 1.7% Annual Change 9.6%

Standardised Average Price (seasonally adjusted) £187,995

Key Points

- House prices rose by 1.7% in November. There are some signs, however, of a likely c in housing market activity over the next few months. The market continues to be suppor strong fundamentals underpinned by a UK economy that has now recorded 57 succ quarters of growth.

- Employment – a key factor determining housing demand – continues to rise. The num employment increased by 56,000 in the three months to September compared wi previous quarter. A lack of supply also maintains the upward pressure on house prices.

- The latest RICS survey reported a fall in surveyors' confidence in the outlook for house for the third successive month and buyer enquiries are below the levels seen betwee and August. The House Builders' Federation reported an annual fall in the numbers loo new homes for the third successive month in October.

- 'Real' average earnings growth has slowed markedly over the past six months. Accor the latest ONS figures, annual average earnings growth in September (at 3.9%) wa 0.3% higher than retail price inflation (headline measure of 3.6%). Six months ago, ther a difference of 1.7%. This slowdown in real earnings growth, higher interest rates squeeze on households' discretionary income due to higher utility bills, should temper h demand. In turn, house price inflation should ease over the coming months.

Commenting, Martin Ellis, Chief Economist, said:

"House prices increased by 1.7% in November. The marked slowing in real average earnings growth over the past six months, and a squeeze on households' discretionary income due to the substantial increase in utility bills during the last year, should temper housing demand. As a result, we expect house price inflation to ease over the coming months."

Sound economic fundamentals ......

The UK economy grew by 0.7% for the fourth successive quarter in 2006 Quarter 3, slightly above its long-term average pace of 0.6% per quarter, according to the latest ONS figures. This was the 57th successive quarter of GDP growth. Household expenditure growth, however, slowed from 0.9% in Quarter 2 to 0.4% in Quarter 3.

Employment - a key factor determining the level of housing demand – continues to increase with the number in employment increasing by 56,000 in the three months to September compared with the three months to June.

... and inadequate supply underpin the housing market ......

A lack of supply, both in terms of insufficient house building to match the level of new household formation and a shortage of second-hand properties available for sale on the market, continue to maintain upward pressure on house prices.

... but there are some signs that activity will weaken ......

The number of loans approved for housing purchase was little changed in October compared with the previous month, according to the latest Bank of England figures, at 128,000 (seasonally adjusted).

There are some signs of a likely cooling in housing market activity over the next few months. The latest RICS survey reported a fall in surveyors' confidence in the outlook for house sales for the third successive month and buyer enquiries are below the levels seen between May and August. The House Builders' Federation reported an annual fall in the numbers looking at new homes for the third successive month in October, indicating a weakening in demand at the initial stages of the house-buying process.

... and official interest rates are the highest for five years ......

Official interest rates are at their highest level for five years following last month's increase to 5.0%. An increasing number of mortgage lenders have also recently withdrawn their best fixed rate deals as a result of higher money market interest rates.

... which together with a marked slowdown in real earnings growth should cause house price growth to ease.

'Real' average earnings growth has slowed markedly over the past six months. According to the latest ONS figures, annual average earnings growth in September, at 3.9%, was only 0.3% higher than retail price inflation (headline measure of 3.6%). This was significantly lower than six months' earlier when average earnings growth (4.1%) outpaced retail price inflation (2.4%) by 1.7%. This slowdown in real earnings growth, together with a squeeze on households' discretionary income resulting from the substantial increase in utility bills over the past year, should temper housing demand. In turn, house price inflation should ease over the coming months.

NOTE: The 9.6% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	12:01 07-Dec-06
Number	4493N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	6 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,955,710	(1.206%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,955,710	(1.206%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	200,600	£7.585
Transfer in	396	N/A

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	7 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:03 07-Dec-06
Number	4628N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 11,847 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,501,165 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Cancellation of Shares
Released	14:17 07-Dec-06
Number	4658N

Cancellation of Ordinary Shares held in Treasury

HBOS plc announces that on 7 December 2006, 10,000,000 of its ordinary shares held in Treasury have been cancelled.

Following the cancellation, HBOS plc holds 3,032,000 of its ordinary shares in Treasury and has a total of 3,761,148,542 ordinary shares (excluding shares held in Treasury) in issue.

This brings the total number of ordinary shares cancelled in the current buyback programme to 210,000,000.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final terms
Released	17:42 07-Dec-06
Number	4900N

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 16,403,000 Zero Coupon Notes due 15 December 2014, ISIN No. XS0278054423
http://www.rns-pdf.londonstockexchange.com/rns/4900n_-2006-12-7.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons

and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	14:26 08-Dec-06
Number	5550N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	7 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,796,730	(1.196%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,796,730	(1.196%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	223,700	£7.570
Purchase	64,719	£7.614

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 December 2006
Contact name	

Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Gallaher Group plc
Released	14:27 08-Dec-06
Number	5553N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Gallaher Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	7 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	7,470,787	(1.137%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,470,787	(1.137%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	58,998	£12.025
Sale	3,213	£12.024
Purchase	28,293	£11.673

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 8 December 2006

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	14:28 08-Dec-06
Number	5556N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	7 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,692,433	(2.728%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,692,433	(2.728%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	30,067	£6.613

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	8 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at <u>www.thetakeoverpanel.org.uk</u>

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:59 08-Dec-06
Number	5588N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 4,139 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,497,026 shares held by the Trustee.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	10:19 11-Dec-06
Number	5727N

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 75,000,000 5.035 per cent. Fixed Rate Notes due 11 January 2008, ISIN No. XS0278491211

http://www.rns-pdf.londonstockexchange.com/rns/5727n_-2006-12-11.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the

Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Gallaher Group plc
Released	13:46 11-Dec-06
Number	6356N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Gallaher Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	8 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,334,687	(1.117%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,334,687	(1.117%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	136,100	£11.605

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 11 December 2006

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:19 11-Dec-06
Number	6499N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 6,709 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,490,317 shares held by the Trustee.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:57 12-Dec-06
Number	7146N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 13,921 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,476,396 shares held by the Trustee.

END

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:56 12-Dec-06
Number	7407N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	11 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	47,119,420	(5.892%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	47,119,420	(5.892%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	154,459	£2.972

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	14:57 12-Dec-06
Number	7412N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	11 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	17,793,459	(1.196%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,793,459	(1.196%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4232	£7.5213
Transfer In	961	N/a

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	12 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	13:12 13-Dec-06
Number	8178N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	17,777,349	(1.194%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	17,777,349	(1.194%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,369	£7.515
Sale	1,742	£7.521

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Gallaher Group plc
Released	13:14 13-Dec-06
Number	8180N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Gallaher Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,327,590	(1.116%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,327,590	(1.116%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,098	£11.600

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	13:15 13-Dec-06
Number	8184N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	47,096,203	(5.889%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	47,096,203	(5.889%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	23,217	£2.995

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	13:17 13-Dec-06
Number	8185N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,678,404	(2.726%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,678,404	(2.726%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,029	£6.387

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full deta

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	13:19 13-Dec-06
Number	8187N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	12 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,483,886	(4.509%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,483,886	(4.509%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,887	£0.515

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Isotron plc
Released	13:22 13-Dec-06
Number	8189N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Isotron plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	12 November 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,459,547	(6.785%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,459,547	(6.785%)		

(b) Interests and short positions in relevant securities of the company, other than the class *dealt in* (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	52	£7.920

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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RECEIVED

2007 JUN 29 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:44 13-Dec-06
Number	8217N

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	4,198	13/12/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,306,539 shares still held by the QUEST.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	13:53 13-Dec-06
Number	8229N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 11,428 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,464,968 shares held by the Trustee.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Pre-CloseTrading Statement
Released	07:00 14-Dec-06
Number	8615N

PRE-CLOSE TRADING STATEMENT 14th DECEMBER 2006

In advance of HBOS's close period for the 12 months ending 31 December 2006, this announcement covers the information that will be discussed in today's conference call for analysts and investors. This call will commence at 9.30am and can be accessed by using the details below:

Dial in number:	0800 387771
	+44 1296 317500
Passcode:	505317

Overview

In the full year to 31 December 2006, we expect our performance to exceed market expectations for underlying earnings per share of 96.8p.

Our strategy of focusing on both revenue growth and tight cost control continues to deliver good earnings momentum. Growth in lending for the Group, at the upper end of our anticipated range, is being delivered with modest margin impact. Non-interest income is again growing at a faster pace than net interest income.

Cost growth, including planned investments, is expected to be in line with guidance for the full year, at around 6%, with the growth in core UK expenses below 3.5%.

Credit quality trends continue much as previously reported. Impairment losses are therefore likely to be lower than the market's current consensus forecast for 2006.

Capital ratios remain in line with targets. We expect return on equity for the Group to be ahead of our benchmark range.

Divisional trends

Our UK banking divisions have continued to choose measured growth, targeting broadly stable margins.

In Retail, mortgage net lending is expected to be comfortably within our stated full year market share range of 15-20%. Impairments reflect the same trends evident at the Interim results.

In Corporate, our preference continues to favour loan origination growth ahead of the final hold level. Credit conditions remain robust.

In Insurance & Investment, sales performance in General Insurance reflects the tougher market conditions reported at the half-year, while Investment sales continue to be strong, particularly in Wealth Management.

Continued growth in International reflects the benefits of the organic investments we are making and the realisation of growth opportunities across each operating business.

Drive disposal

The completion of the disposal of Drive earlier this month has eliminated our exposure to a market sector in which the Group's broader experience was limited. Drive is expected to account for around 1% of the Group's 2006 underlying earnings per share. The disposal will contribute an additional pre-tax gain of circa £180m in 2006 which will not be reported within underlying performance.

Endowment compensation

As anticipated, 2006 has seen a significant reduction in the volume of endowment complaints. Barring an unexpected change in the current trend, we expect to set aside an amount of up to £100m in 2006 as a final provision for future complaints.

Capital Management

We expect to complete the current £1bn share buyback programme before the end of 2006. The value of shares bought back to date in the 2006 programme is £982m, of which 100m shares have already been cancelled.

Outlook

In 2007, enhanced opportunities for the Group will favour a measured increase in the Group's targeted asset growth. This growth will be sought from across all markets, the only notable exception being UK unsecured lending where we remain cautious in our approach.

The improving UK savings ratio and our customers' increasing need for investment advice will see a growing emphasis for us on these important areas of our business.

In 2007, we expect to continue generating surplus capital, despite anticipating higher asset growth. As in previous years, this surplus will be returned to Shareholders through a share buyback programme, set initially at up to £500m.

This document contains forward-looking statements, including such statements within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934.

These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, and competitive and general operating conditions.

Contact details

Investor Relations

Charles Wycks
Director of Investor Relations
07747 790456
(020) 7905 9600
charleswycks@hbosplc.com

John Hope
Director, Investor Relations
07836 701348
(020) 7905 9600
johnhope@hbosplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@hbosplc.com

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:45 14-Dec-06
Number	9326N

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 23,812 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,441,156 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- EMI Group plc
Released	14:28 14-Dec-06
Number	9194N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	EMI Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 14p
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	46,596,203	(5.826%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	46,596,203	(5.826%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	500,000	£3.025

Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Isotron plc
Released	14:24 14-Dec-06
Number	9192N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Isotron plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,470,697	(6.836%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,470,697	(6.836%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	11,150	£8.090

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Oryx Intl Gwth Fund
Released	14:10 14-Dec-06
Number	9174N

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Oryx International Growth Fund Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	50p C Shares
Date of dealing	13 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	500,170	(1.814%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	500,170	(1.814%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	500,000	£0.925

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing,varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Gallaher Group plc
Released	15:27 15-Dec-06
Number	0368O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Gallaher Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	7,098,799	(1.081%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,098,799	(1.081%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	228,792	£11.915

Previously undisclosed trade detailed below

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	15 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	15:28 15-Dec-06
Number	0371O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	14 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	16,563,158	(1.113%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,563,158	(1.113%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,214,193	£7.511

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	15 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:53 15-Dec-06
Number	0415O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 9,303 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,431,853 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:07 15-Dec-06
Number	0431O

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	**No. of Shares**	**Date**
BoS Sharesave Plan	531,648	15/12/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 1,774,891 shares still held by the QUEST.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:02 18-Dec-06
Number	1105O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 24,138 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,407,715 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- iSoft Group plc
Released	15:02 18-Dec-06
Number	1413O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	iSoft Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	10,568,145	(4.546%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,568,145	(4.546%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	84,258	£0.552

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	15:06 18-Dec-06
Number	1417O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,217,940	(1.022%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,217,940	(1.022%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,156,315	£7.474
Transfer out	181,073	N/A
Transfer in	4,168	N/A
Sale	11,999	£7.505

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 18 December 2006

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Gallaher Group plc
Released	15:12 18-Dec-06
Number	1438O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Gallaher Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 10p
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,440,336	(0.980%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,440,336	(0.980%)		

*** Holding prior to transactions below was 1.081%**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	573,629	£11.500
Transfer out	84,836	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 December 2006
Contact name	

	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:14 18-Dec-06
Number	1442O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	15 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	18,566,960	(2.710%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,566,960	(2.710%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	111,444	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:38 18-Dec-06
Number	14700

Final Terms dated 13 December 2006

HBOS TREASURY SERVICES PLC (acting through its London office)

Issue of
GBP 40,000,000 Floating Rate Notes due December 2008 (the "Instruments")

Guaranteed by
HBOS plc and The Governor and Company of the Bank of Scotland

Under the US$100,000,000,000 Programme for the Issuance of Debt Instruments of HBOS plc, the Governor and Company of the Bank of Scotland and HBOS Treasury Services plc, (acting through its London office and Sydney branch)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Prospectus dated 15 May 2006 and the supplemented Prospectus dated 2 August 2006 which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Instruments described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus as so supplemented. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus and the supplemented Prospectus are available for viewing in respect of HBOS plc and The Governor and Company of the Bank of Scotland, at the offices of Shepherd+ Wedderburn, Level 2, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2ET, and, in respect of HBOS Treasury Services plc, at its registered office, and in the case of each of them, at the specified office of the Principal Paying Agent.

1.	(i) Issuer:	HBOS Treasury Services plc (acting through its London office)
	(ii) Guarantors:	HBOS plc and The Governor and Company of the Bank of Scotland
2.	Series Number:	Euro 1378/06
3.	Specified Currency or Currencies:	Pounds Sterling ("GBP")
4.	Aggregate Principal Amount:	GBP 40,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Principal Amount
6.	Specified Denominations:	GBP 50,000
7.	Issue Date:	15 December 2006
8.	Maturity Date:	The Interest Payment Date falling in December 2008

9.	Interest Basis:	Interest-bearing. Condition 5B. (Floating Rate) is applicable 3 month GBP-LIBOR-BBA (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Instruments:	Unsubordinated. Condition 3A is applicable
	(ii) Status of the Guarantees:	Unsubordinated. Condition 4A is applicable
14.	Method of Distribution	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Instrument Provisions**	Not Applicable
16.	**Floating Rate Instrument Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and each subsequent period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date
	(ii) Interest Payment Dates:	15 March, 15 June, 15 September and 15 December in each year commencing on 15 March 2007 up to and including the Maturity Date as adjusted in accordance with the Business Day Convention
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Relevant Financial Centres:	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Party responsible for calculating the Rate(s) of Interest and/or Interest Amount(s) (if not the Principal Paying Agent):	Not Applicable
	(vii) Screen Rate Determination:	Not Applicable
	(viii) ISDA Determination:	
	- Floating Rate Option:	GBP-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first day in each Interest Period
	(ix) Margin(s):	-0.04 per cent. per annum
	(x) Minimum Rate of Interest:	Not Applicable
	(xi) Maximum Rate of Interest:	Not Applicable
	(xii) Day Count Fraction:	Actual/365 (Fixed)
	(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on floating rate	Not Applicable

	Instruments, if different from those set out in the Conditions:	
17.	**Non Interest Bearing Instrument Provisions**	Not Applicable
18.	**Index Linked Interest Instruments**	Not Applicable
19.	**Dual Currency Instrument Provisions**	Not Applicable
20.	**Other Rates (Instruments to which Condition 5C.05 is applicable)**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option (Instruments to which Condition 6.06 is applicable)**	Not Applicable
22.	**Put Option (Instruments to which Condition 6.09 is applicable)**	Not Applicable
23.	**Final Redemption Amount of each Instrument**	GBP 50,000 per Instrument of GBP 50,000 Specified Denomination
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) of each Instrument payable on redemption for taxation reasons or on default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	**Bearer Instruments:** Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument
26.	Relevant Financial Centre Day or other special provisions relating to dates for payment of any amount due in respect of any Instrument:	London shall be the Relevant Financial Centre for the purposes of the definition of "Relevant Financial Centre Day"
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and	Not Applicable

	reconventioning provisions:	
31.	Other final terms:	Not Applicable

DISTRIBUTION

32.	If syndicated, names of Managers:	Not Applicable
33.	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
34.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Instruments described herein pursuant to the US$100,000,000,000 Programme for the Issuance of Debt Instruments of HBOS plc, The Governor and Company of the Bank of Scotland and HBOS Treasury Services plc (acting through its London office and Sydney branch).

RESPONSIBILITY

The Issuer and the Guarantors accept responsibility for the information contained in these Final Terms. Each of the Issuer and the Guarantors confirms that to the best of their knowledge, having taken all reasonable care to ensure that such is the case, such information is in accordance with the facts and does not omit anything likely to affect its import.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Signed on behalf of HBOS plc, as Guarantor:

By: ....

Duly authorised

Signed on behalf of The Governor and Company of the Bank of Scotland, as Guarantor:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING**

(i) Listing:	London
(ii) Admission to trading:	Application has been made for the Instruments to be admitted to the Official List of the UK Listing Authority and to trading on the Gilt Edged and Fixed Interest Market of the London Stock Exchange with effect from the Issue Date.
(iii) Estimate of total expenses related to admission to trading:	GBP 1,626.00

2. **RATINGS**

Ratings:	The Instruments to be issued are expected to have the following ratings: S & P: AA Moody's: Aa2 Fitch: AA+

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the issue of the Instruments has an interest material to the issue.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

Reasons for the offer	As stated in the Prospectus under "Use of Proceeds"

5. **OPERATIONAL INFORMATION**

ISIN Code:	XS0277414362
Common Code:	027741436
Any clearing system(s) (and the address of such clearing system(s)) other than Euroclear Bank S.A./N.V. and Clearstream Banking Societe Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Paste the following link into your web browser to download the PDF document related to this announcement:

http://www.rns-pdf.londonstockexchange.com/rns/1470o_-2006-12-18.pdf

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:58 19-Dec-06
Number	2515O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 98,679 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,309,036 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Isotron plc
Released	15:00 19-Dec-06
Number	2521O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Isotron plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	18 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	1,421,040	(6.606%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,421,040	(6.606%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	49,657	£8.000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	15:02 19-Dec-06
Number	2523O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	18 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,152,941	(1.018%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,152,941	(1.018%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	65,000	£7.483

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	19 December 2006
Contact name	Kenny Melville
Telephone number	

0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:46 19-Dec-06
Number	2704O

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)...................................

3. Name of *person discharging managerial responsibilities/director*

Harry Baines

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Sale

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

8,500

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

13. Price per *share* or value of transaction

£11.05

14. Date and place of transaction

15 December 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

34,012

16. Date issuer informed of transaction

18 December 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....
....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Jo McKay, Assistant Company Secretary

Date of notification

19 December 2006

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:50 19-Dec-06
Number	2715O

Notification was received today by HBOS plc that as at 12 December 2006 Barclays PLC had an interest in 150,451,655 HBOS plc Ordinary Shares of 25p each which represents 4.000 per cent of the issued Ordinary Share capital.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	13:54 20-Dec-06
Number	3506O

RNS Number:3506O
HBOS PLC
20 December 2006

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 8,000,000 ordinary shares of 25p each in HBOS plc (the 'Company'). These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the HBOS plc Sharesave Plan 2001 (the 'Plan'). Participants in the Plan have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:43 20-Dec-06
Number	3684O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 112,179 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,196,857 shares held by the Trustee.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:46 20-Dec-06
Number	3687O

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Sharesave Plan
Halifax Sharesave Plan
HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
BoS Sharesave Plan	21,777	20/12/2006
Halifax Sharesave Plan	1,704	20/12/2006
HBOS Sharesave Plan	10,101	20/12/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 1,741,309 shares still held by the QUEST.

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Total Voting Rights
Released	16:01 20-Dec-06
Number	3717O

HBOS plc

VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6, HBOS plc hereby notifies that, as at today's date, HBOS plc's issued ordinary share capital consists of 3,764,189,260 shares of 25p each, of which 3,032,000 are held in Treasury.

Therefore, HBOS plc's total issued voting capital excluding shares held in Treasury is 3,761,157,260 ordinary shares of 25p each. This figure (3,761,157,260 shares) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HBOS plc under the FSA's Disclosure and Transparency Rules.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	15:17 21-Dec-06
Number	4825O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	20 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,141,585	(1.017%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,141,585	(1.017%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer in	195	£N/A
Sale	11,551	£7.480

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 December 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:18 21-Dec-06
Number	4828O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 83,528 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,113,329 shares held by the Trustee.

END

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Resolution plc
Released	15:19 21-Dec-06
Number	4829O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Resolution plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 5p
Date of dealing	20 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	18,551,491	(2.708%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,551,491	(2.708%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	15,469	£6.425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 December 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:08 22-Dec-06
Number	5980O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 42,659 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,070,670 shares held by the Trustee.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	12:40 27-Dec-06
Number	6693O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	21 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	15,141,307	(1.017%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,141,307	(1.017%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	278	£7.465

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Scottish Power plc
Released	12:43 27-Dec-06
Number	66970

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	22 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,135,724	(1.017%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,135,724	(1.017%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	187	£7.470
Sale	5,396	£7.445

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:39 27-Dec-06
Number	6855O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 44,691 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 5,025,979 shares held by the Trustee.

END

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RECEIVED

2007 JAN 29 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	15:42 27-Dec-06
Number	6862O

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	No. of Shares	Date
HBOS Sharesave Plan	1,911	27/12/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 1,739,398 shares still held by the QUEST.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	10:02 28-Dec-06
Number	7048O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 64,630 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 4,961,349 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3 - Scottish Power plc
Released	10:20 28-Dec-06
Number	7065O

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Scottish Power plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 42p
Date of dealing	27 December 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	15,135,327	(1.017%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,135,327	(1.017%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Transfer out	397	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	28 December 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED
2007 JAN 29 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:38 28-Dec-06
Number	7488O

Notification was received today by HBOS plc that as at 14 December 2006 Barclays PLC had an interest in 149,212,999 HBOS plc Ordinary Shares of 25p each which represents 3.97 per cent of the issued Ordinary Share capital.

END

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Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	11:57 29-Dec-06
Number	7887O

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

The Company has today received notification that 20,661 ordinary shares of 25p each were released by the Trustee.

The Executive Directors in the Company are beneficiaries along with other employees and, as such, each Executive Director is deemed to be interested in 4,940,688 shares held by the Trustee.

END

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RECEIVED

JAN 29 A 11:13

Free annual report

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:24 29-Dec-06
Number	7958O

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

Bank of Scotland Sharesave Plan
(the "Plans")

The Company has received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plan as follows:-

Plan	**No. of Shares**	**Date**
BoS Sharesave Plan	1,030	29/12/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 1,738,368 shares still held by the QUEST.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	13:24 29-Dec-06
Number	7808O

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th May 2006 ("the Programme"), was published on 15th May 2006 (Regulatory Announcement number 9893C), the Supplemental Prospectus dated 2nd August 2006 was published on 4th August 2006 (Regulatory Announcement number 2840H).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 34,000,000 Floating Rate Notes due December 2029, ISIN No. XS0279078496

http://www.rns-pdf.londonstockexchange.com/rns/7808o_-2006-12-29.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus (as supplemented) and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not

intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	12	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,114		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.50p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed DEPUTY [signature] **Date** 5/12/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Lisa Gilchrist, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
for the record

£5
BR
NK 22/11/06

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	23/10/2006		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] **Date** 31/10/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

BR
NF 22/11/06

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

CHWP000

Pursuant to section 169A(2) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

FIVE POUNDS

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares cancelled	10,000,000		
Nominal value of each share	25p		
Date(s) shares were cancelled	14/11/2006		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares (ordinary or preference etc)			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed [signature] **Date** 15/11/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	Ordinary		
Number of shares	1,200,000		
Date(s) shares delivered to the company	03/11/2006		
For each share:			
Nominal value	25p		
Maximum price paid	10.85709098p		
Minimum price paid	10.85709098p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 13,028,509.18

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 65,145.000

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 3/11/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
- for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Please complete legibly in black type or bold block lettering

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	1,050,000		
Date(s) shares delivered to the company	06/11/2006		
For each share: Nominal value	25p		
Maximum price paid	10.86249503p		
Minimum price paid	10.86249503p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 11,405,619.78

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 57,030.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] Deputy **Date** 6/11/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	07/11/2006		
For each share: Nominal value	25p		
Maximum price paid	10.80899485p		
Minimum price paid	10.80899485p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,808,994.85

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 54,045.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 8/11/06

(**~~a director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	10/11/2006		
For each share: Nominal value	25p		
Maximum price paid	1084.205p		
Minimum price paid	1084.205p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,842,050.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 54,215.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 10/11/06

Assistant
(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	900,000		
Date(s) shares delivered to the company	13/11/2006		
For each share: Nominal value	25p		
Maximum price paid	1083.077778p		
Minimum price paid	1083.077778p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 9,747,700.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ 48,740.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed K Jellerkay **Date** 13/11/06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~) Assistant

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,500,000		
Date(s) shares delivered to the company	14/11/2006		

For each share:

Nominal value	25p		
Maximum price paid	1077.1520p		
Minimum price paid	1077.1520p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 16,157,280.17

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 80,790.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Deputy **Date** 15/11/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	800,000		
Date(s) shares delivered to the company	15/11/2006		
For each share:			
Nominal value	25p		
Maximum price paid	1071.5491p		
Minimum price paid	1071.5491p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,572,393.09

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 42,865.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/11/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver) Deputy

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department

HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly in black type or bold block lettering

Company Number SC218813

Company Name in full HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	Ordinary		
Number of shares	1,000,000		
Date(s) shares delivered to the company	17/11/2006		
For each share: Nominal value	25p		
Maximum price paid	1072.73p		
Minimum price paid	1072.73p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 10,727,300.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 53,640.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] Deputy **Date** 17/11/06.

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House

for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly in black type or bold block lettering

Company Number	SC218813
Company Name in full	HBOS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares	500,000		
Date(s) shares delivered to the company	20/11/2006		

For each share:

Nominal value	25p		
Maximum price paid	1071.44p		
Minimum price paid	1071.44p		

The aggregate amount paid by the company for the shares to which this return relates was: £ 5,357,200.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 26,790.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 20/11/06

Deputy

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Holbrook, Company Secretary's Department
HBOS plc, 5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**